June 26, 2006
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	El Paso Corporation
Registration Statement on Form S-4
Filed May 12, 2006
File No. 333-134099
Form 10-K for the year ended December 31, 2005
File No. 1-14365
Dear Mr. Owings:
We received your letter dated June 9, 2006, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses:
El Paso Corporation Form 10-K for Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition..., Page 58
1.	The table depicting the hedging positions on your anticipated natural gas production as of December 31, 2005 provides for the hedged prices per mmbtu for each of the four quarters during 2006-2008. Please confirm for us that the hedged prices represent the fixed price for which you will sell or net settle the corresponding volumes of natural gas under these derivative contracts. Please also clarify for us the disclosure in the footnote to this table which indicates that average cash price to be received under these hedge contracts when they settle is approximately $3.95 per mmbtu. We presume that you mean to say that the net effect of settling these loss contracts will result in a net selling price of $3.95 per mmbtu. Please confirm our understanding and revise your disclosure in future filings or tell us and revise your disclosure to indicate otherwise.

Response

The derivative contracts described in this table were entered into at a fixed price of $3.95 per mmbtu. Later, these contracts were designated as accounting hedges when the market price had risen to the prices indicated in the table on page 58. Mark-to-market losses on these derivative contracts between the period they were entered into and the time they were designated as accounting hedges were recognized in income. Changes in the fair value of these contracts subsequent to their designation, to the extent they are effective, are being reflected in accumulated other comprehensive income. As a result, the amounts indicated in the table on page 58 represent the price per mmbtu that will be reflected in revenues in our income statement when the hedged volumes are sold. However, for cash flow purposes, we will only realize a price of $3.95 per mmbtu on

United States Securities and Exchange Commission
Mr. H. Christopher Owings
June 26, 2006

these volumes (i.e. the combination of the sale of the natural gas volumes and the settlement of the derivative contract). Accordingly, we disclosed this cash price in the footnote to the table on page 58 and in the liquidity section to our MD&A on page 41. We will clarify our disclosures in future filings.
Consolidated Balance Sheets, page 88
2.	We note that you have classified the $750 million of preferred stock as a component of stockholders’ equity. Please tell us if these securities contain provisions that allow the holders to be paid upon the occurrence of events that are not solely within your control including a deemed liquidation clause. Refer to EITF D-98.

Response

We confirm that these securities do not contain provisions that allow the holders to be paid upon the occurrence of events not solely within our control as discussed in EITF D-98, including in a deemed liquidation event.
Consolidated Statements of Stockholders’ Equity, page 91
3.	We note that you have issued shares from treasury stock in connection with your compensation related issuances. “Gains” on sales of treasury stock not previously accounted for as constructively retired should be credited to capital surplus; “losses” may be charged to capital surplus to the extent that previous net “gains” from sales of the same class of stock are included therein, otherwise to retained earnings. Please refer to paragraph 12 of APB 6 and confirm that your accounting for issuances from treasury stock is consistent with this guidance.

Response

We confirm that our accounting for issuances from treasury stock for compensation related matters is consistent with the guidance in APB 6, paragraph 12.
Consolidated Statements of Comprehensive Income, page 92
4.	Please tell us your accounting treatment for payments on or receipts from interest rate swap agreements designated as cash flow hedges where interest expense attributable to the underlying debt has been capitalized. Please detail for us the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings. Refer to EITF 99-9.

Response

We currently have a limited number of debt obligations where we have entered into interest rate swap agreements designated as cash flow hedges where interest expense on that debt obligation has been capitalized. We currently reclassify gains and losses under

United States Securities and Exchange Commission
Mr. H. Christopher Owings
June 26, 2006

that swap agreement into earnings over the life of the underlying debt obligation rather than over the life of the related property, plant and equipment. However, the difference between the amounts being amortized into income over the life of the debt versus the amounts that would have been amortized into income over the life of the underlying PP&E on which interest was capitalized as is required by EITF 99-9 is inconsequential (less than $1 million) to our financial statements for all periods.
Note 4. Restructuring and Other Charges, page 105
5.	In future filings please include a reconciliation of the beginning and ending liability balances incurred in connection with restructuring activities showing separately the changes during the period attributable to costs incurred and charged to expense, cost paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons. In addition, please include the line item in the statements of income in which the costs are aggregated. Refer to paragraph 20 of SFAS 146.

Response

We believe that our disclosures related to our restructuring activities provided qualitative information consistent with the guidance outlined in paragraph 20 of SFAS 146. We did not disclose certain quantitative items outlined in paragraph 20 as we did not believe these items were material. Our only remaining significant liability relates to our terminated lease agreement. Any remaining severance and other restructuring liabilities are inconsequential (less than $1 million). In future filings we will provide a reconciliation of the beginning and ending balances related to our remaining liability for our terminated lease agreement.
Property, Plant and Equipment, page 116
6.	We note that you have $5 billion of acquisition costs which represent the excess purchase costs associated with purchase business combinations allocated to your regulated property, plant and equipment and that such acquisition adjustments are not recoverable in rates. Please explain to us your methodology in determining the fair value of the acquired assets at the time of acquisition and why you paid such a premium for these acquired assets. In this regard, please provide relevant details for your TGP, EPNG and ANR acquisitions including the dates.

We also note that ANR discontinued the accounting principles of SFAS 71 in 1996. Please specify how you account for the acquisition adjustments related to any acquisitions made by ANR and your basis in GAAP to support your position.

Response

TGP was acquired by El Paso in 1996. EPNG was acquired by Burlington Northern Inc., the former parent company of Burlington Resources, Inc., in 1983. ANR was acquired by The Coastal Corporation in 1985. These entities were acquired at their fair value,

United States Securities and Exchange Commission
Mr. H. Christopher Owings
June 26, 2006

substantially after the initial construction of the respective pipeline system. The acquisition prices paid were reflective of market conditions at the acquisition dates. Each acquiring entity adjusted the carrying value of the underlying pipeline assets to their fair value consistent with the provisions of APB 16. Fair value was determined through a combination of methods including studies by third party appraisers and other externally available information. We depreciate the carrying value of our pipeline assets, which includes the amounts allocated to property, plant and equipment based on the fair values at the time of acquisition, over the life of the related pipeline assets. Additionally, we do not evaluate these allocated amounts separately from the underlying property, plant and equipment for recoverability as they are part of our property, plant and equipment balance. ANR, as you note, discontinued the use of SFAS 71 in 1996 prior to the merger of El Paso Corporation and The Coastal Corporation in 2001. However, SFAS 71 does not impact the accounting for amounts allocated to the underlying property, plant and equipment assets.
General
Should you have any further questions regarding our responses to your comments or need further information to assist you in your review, please contact me at (713) 420-7706 or J. R. Sult, our Senior Vice President and Chief Accounting Officer at (713) 420-5700.
Sincerely,
/s/ D. MARK LELAND
D. Mark Leland
Executive Vice President and
Chief Financial Officer
El Paso Corporation